SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of march 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:   march 31, 2004

RoboGroup T.E.K. Ltd.

Financial Statements

December 31, 2003

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

We are pleased to present the Directors’ Report on the financial condition of the Company for the year ended December 31, 2003.

RoboGroup T.E.K. Limited and its Business Environment

RoboGroup T.E.K. Limited, its subsidiaries and related companies

RoboGroup T.E.K. Limited (“RoboGroup”) has seven wholly owned subsidiaries:

a)

Intelitek Inc., (“Intelitek”), a company incorporated in Delaware, USA, is mainly engaged in the development, manufacture, marketing, sales, technical support and maintenance of CNC products that are marketed under the name of Light Machines. Intelitek is also engaged in the marketing, sales, technical support and maintenance of RoboGroup’s products in North America.

b)	Robotec Technologies Ltd. (“RTL”), a company incorporated in Israel, is engaged in the marketing, distribution, installation and maintenance of RoboGroup’s products and other companies’ products for the scientific and technological training market in Israel.

c)	Computras Computerized Training Systems Ltd. (“Computras”), a company incorporated in Israel, is engaged in the development, production and marketing of educational software and training software. During 2003 the activities of Computras and RTL were consolidated.

d)	Computras Marketing Training Systems (1988) Ltd., a company incorporated in Israel, was engaged in the marketing of educational software for training purposes until 2002. Since then, the company has been inactive.

e)	Eshed Robotec B.V., a company incorporated in the Netherlands, used to manage RoboGroup’s activity in Europe, and today is engaged in some of those activities and in investments in new fields of activity.

f)	Robotec Industries Ltd., a company incorporated in Israel in 1993, is currently inactive.

g)	Intelitek Training Systems (1989) Ltd. (Formerly Sim-Lev Ltd.) a company incorporated in Israel is engaged in the development of simulation software for PLC controllers.

In addition, RoboGroup owns 50% of the share capital of Yaskawa Eshed Technology Ltd. (“YET”), a company incorporated in Israel and jointly owned by RoboGroup and the Japanese company Yaskawa Electric Corporation (“YEC”). YET develops and manufactures motion control products for the industrial market, which are mainly marketed by YEC, and also sells development services to YEC in that field.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

YET has a fully owned subsidiary, YET U.S. Inc., incorporated in Delaware and is engaged in marketing and distributing YET’s products in the U.S.

RoboGroup also holds an 78% interest in MemCall LLC, MemCall Inc. and MemCall Ltd. (collectively “MemCall”), through, Eshed Robotec B.V. The Memcall companies were incorporated in 2001 in the U.S. and in Israel, respectively.

RoboGroup and its subsidiaries will be referred to in this Directors’ Report as the “Company”.

1.	The Company and its Business Environment

The Company operates through three business sectors. One sector focuses on the traditional business activities of the Company – the education field. This sector includes the Company’s research and development sections, the operations section, the marketing and sales of the Company’s products as well as products manufactured by third parties to the training and education markets around the world and in Israel. The second sector includes the subsidiary YET, which is engaged in the development, manufacture and marketing of motion control products for the industrial market. The third sector comprises MemCall, a startup company that is developing new technology designed to shorten the length of time required to locate and retrieve information in computers and communications networks.

The Education Sector

In April 2003, RoboGroup’s board of directors decided to change the management of the educational sector. The new management team of Mr. Rafael Aravot, RoboGroup’s CEO, and Messrs. Haim Schleifer and Noam Kra-Oz, co-Managing Directors of RoboGroup, have continued to perform their other duties as officers in the Company. The former co–manager Mr. Eldad Chereshnia, has terminated his employment in the third quarter of 2003. Mr. Moshe Turner, former co-manager of the educational sector, has continued to serve as a vice president in RoboGroup.

During the third quarter of 2003, the Company decided to implement additional cost - cutting measures, including personnel cuts in the educational sector and consolidating related activities within the education sector, mainly due to their inability to meet the 2003 budget expectation in terms of the sales and business targets.

In November 2003, the Company received an order for training products in the amount of approximately U.S. $ 1 million. Revenues from this order will be reflected in our financial reports starting in 2004.

During the first half of 2003 the Company completed the delivery of e-learning products for an over US $4 million project that was received a year and a half prior to. In addition, the Company continued its substantial R&D efforts in developing its e-learning and distance learning line of products, named LearnMate and TrainNet.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

LearnMate is a learning environment that combines content and management for asynchronous (each student at his own time and location) and synchronous (live lessons with a distant teacher) delivery of lessons over the internet, and includes:

•	Learnmate Content – A system containing hundreds of hours of interactive training in Industrial Technology for either “virtual learning” or for a “hands-on” lab environment.

•	LearnMate LCMS (Learning Content Management System) - A virtual campus, manages the online learning including registration, reports, administration, content creation, content delivery and community collaboration.

•	LearnMate Live - A long distance learning system that allows instructors to conduct and manage live lessons to remote sites via the internet, including the tools to create content and manage the virtual classroom and reach numerous remote students.

TrainNet is a live interactive distance learning system, which enables instructors to conduct and manage live lessons from a central location to any number of remote sites, over broadband communication channels like satellite or DSL. TrainNet enables student to experience in similarity a frontal lesson – to see, hear and interact with the teacher in real time. Students can also communicate with each other and have chat rooms and e-mail available, as well as the ability to activate applications from long distance. The TrainNet product line was acquired from Mentergy Ltd in December 2002, and since then the Company has worked diligently on the system’s development. The TrainNet products have contributed to the company’s revenues from the beginning of the year 2003.

YET

During the year 2003 YET received approximately US $ 2,860 thousands for development services from YEC. During 2003, YET sold approximately US$ 300 thousands of its products.

According to the decisions of YET’s board of directors, YET continued with the advanced stages of the development of XtraDrive (Advanced Server Driver) in 2003. YET started the development of XtraDrive in 2002.

During the year 2003 YET invested heavily in marketing activities around the world:

•	In November 2003, YET signed a distribution agreement with a European corporation, established together by YEC and additional European corporation for the distribution of YET’s products in Europe.

•	In early 2003, it was made clear to YET that YEC would not distribute YET’s products in the U.S. and that it would need to establish an independent marketing network in the U.S. Therefore YET began to develop marketing channels in the U.S. market. During 2003, YET established a fully owned subsidiary in the U.S. (YET US Inc.), whose main activity is to market and distribute YET’s products in the U.S. In the last quarter of 2003 YET US Inc. hired a managing director and several additional employees for marketing and technical support. .During 2003, YET continued its efforts to market YEC’s product in Israel.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

In October 2003, YET signed an agreement with RoboGroup to supply an e-learning system (synchronous and asynchronous) which includes both training content for YET’s XtraDrive product, as well as LearnMate LCMS and LernMate live. The training products are intended for customers, agents and applications engineers. The order amounted to approximately US$ 850 thousands. The systems were supplied to YET in March 2004.

In May 2000, RoboGroup entered into a service agreement with YET under which YET pays RoboGroup for services and management fees. The payment amount is determined annually by mutual consent. In January 2003, a service agreement was signed by RoboGroup and YET for 2003, under which YET paid RoboGroup approximately NIS 0.9 million for services and management fees. In January 2004, a service agreement was signed by RoboGroup and YET for 2004, under which YET will pay RoboGroup approximately NIS 0.9 million for services and management fees.

MemCall

During the year 2003, MemCall invested significant efforts in negotiating with potential strategic partners (manufacturers and marketers in the global silicon market). MemCall conducted negotiations with several potential strategic partners, none of which matured into a contract. Accordingly, in December 2003 RoboGroup’s Board of Directors decided to reduce the Company’s continued investment in Memcall.

According to the said decision, MemCall has released most of its employees and will continue to employ a few employees on a limited scale. MemCall is primarily focused on maintaining its intellectual property rights and in efforts to attract strategic partners as well as potential customers or buyers for it’s technology. MemCall is searching for alternative ways to implement solutions (required by potential customers) without investing in the development of a full custom chip.

RoboGroup’s investment in MemCall in 2003 amounted to approximately NIS 4.8 million (US$ 1.1 million). RoboGroup’s aggregate investment in MemCall as of December 31, 2003, amounted to approximately US$ 4.45 million, of which US$ 2 million was invested in the form of equity and the balance (US$ 2.25 million) in the form of a convertible loan. All of the investments in MemCall are recorded by the Company as current expenses in the quarter in which they are made.

RoboGroup’s Building

The space in RoboGroup’s building in Rosh Ha’Ayin that is not occupied by the Company and its fully owned subsidiaries is leased to three outside tenants. In 2003, the Company recorded a total of approximately US$ 525 thousand in rental payments from these tenants.

During the first quarter of 2004, the company entered into a five-year lease with a fourth tenant for a 650 square meter space. As a result, the building is now fully occupied.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

Active Markets

The Education Sector

The majority of the products developed and manufactured by the education sector are for export. The sector markets such products through a network of sub-agents throughout the world. The agent for the U.S. and Canada is Intellitek. The Company markets its products and complementary products to the technological and scientific educational market in Israel though its subsidiary RTL.

The Company’s e-learning products are marketed both to the educational sector, such as education ministries, school networks and universities, and to the private sector, such as companies and organizations that need to perform internal employees training.

YET

During the year 2003 YET invested heavily in marketing activities around the world:

•	In November 2003, YET signed a distribution agreement with a European corporation, established together by YEC and additional European corporation for the distribution of YET’s products in Europe.

•	In early 2003, it was made clear to YET that YEC would not distribute YET’s products in the U.S. and that it would need to establish an independent marketing network in the U.S. Therefore YET began to develop marketing channels in the U.S. market. During 2003, YET established YET US Inc, whose main activity is to market and distribute YET’s products in the U.S. In the last quarter of 2003 YET US Inc. hired a managing director and several additional employees for marketing and technical support.

•	During the year 2003 YET continued its efforts to market YEC’s product in Israel.

Customers and Risk Factors

The Education Sector

The main market for the Education Sector’s products is educational institutions and research and development institutes, which purchase the products for educational purposes. The budgets of such institutions are influenced by decisions of external administrative bodies, such as government and local education authorities. In addition, the products developed by the Education Sector are directed at a narrow section of the educational market, i.e., the market for science and technology education.

The Education Sector operates in the hi-tech industry, which is characterized by technological innovation. In order to maintain the Company’s position in this field, it must invest resources in upgrading existing products and developing new products, with the risk that other manufacturers, some of which have greater resources than the Company, will preempt the Company in the development of competitive systems.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

YET

YET is dependent on YEC, which holds 50% of YET’s shares, for substantially all of its sales. We expect that the opening of new global marketing channels for YET’s products will reduce this dependency. YET’s Sales in Europe are dependant mainly on one distributor’s performances.

Competition

The Education Sector

Competition in the Israeli market. To the best of the Company’s knowledge, one other Israeli company competes with the Company with respect to certain of its independently-manufactured product lines. There is some competition for imported products exist in Israel.

In addition, there is one local company, trying to compete with the Company’s business in Israel, and using ex-employees of the Company for such purpose.

Competition worldwide. The Company has competitors in all the markets in which it exports its products. The Company’s competitors are mostly local manufacturers, although certain manufacturers who compete with the Company operate worldwide, some of which have greater financial resources than the Company.

The Company’s ability to compete successfully is dependent on the quality and pricing of its products in comparison with those of its competitors, as well as the resources that are available to the Company for investment in development and marketing.

YET

Significant competition exists both in Israel and worldwide for the motion control products developed by YET from large competitors such as Siemens, Mitsubishi, Rockwell and others.

Suppliers

Products manufactured by the Company are adjusted to components made by various manufacturers (for example, motors, transmissions, electronic components, etc.). Should the prices of these components to which the Company’s products have been adjusted increase significantly, or for some reason should the Company be unable to purchase them and be forced to effect changes in its systems to adjust them to new components, the Company believes this adjustment will not involve significant development costs.

YET is dependent on YEC as a supplier of components for its XtraDrive product.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

Exposure to and Management of Market Risks

 a.       Currency Risks

The majority of the Company’s products are exported, and as a result, the bulk of the Company’s income is received in foreign currency. As a result of the nature of the Company’s operations, the Company is subject to risks from changes in the exchange rates of foreign currencies (mainly US$ and Japanese YEN). The Company undertakes the following precautions in order to limit its exposure:

1.	Daily monitoring of changes in the exchange rates of the various currencies as well as factors that are bound to influence such currencies.

2.	An evaluation of the Company’s quarterly position with respect to the general exposure to changes in the various currencies.

3.	Establishing foreign currency linked loans for the financing of its investments in its building.

Notwithstanding these precautions, the Company cannot insure full protection against foreign currency risks, and the Company is exposed to exchange rate fluctuations between various foreign currencies and between the foreign currencies and the Israeli shekel.

b.       Interest and Index Risks

Although the majority of the Company’s income is in foreign currency, the Company does not enter into specific hedging contracts against the exposure due to changes of interest and index rates. However, the Company is accustomed to investing a portion of its monetary balances in accordance with its periodic evaluations with respect to expectations in the areas of interest and index.

In 2003, the Company liquidated its investment portfolio. In the event the Company will decide to invest in securities in the future, it will be exposed to fluctuations in the prices of the securities in its investment portfolio.

c.       The Responsible Officer

The Company’s chief financial officer is responsible for managing the Company’s market risks.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

d.       Supervision and Application of Policy

Company management and the finance committee of the Board of Directors constantly monitors the extent of the Company’s exposure to market risks, and decides accordingly if it is necessary to modify its risk management policy and, if necessary, adopt protective measures.

e.       As of December 31, 2003 the Company had no outstanding futures contracts. The Company did not enter into any futures contracts in 2003.

Donations

The Company does not have a policy with respect to donations and is not committed to make any donations in the future. No donation was made in the year 2003.

Backlog of Orders

The Company’s backlog of orders at December 31, 2003 consisted of approximately NIS 8.2 million compared to approximately NIS 20.3 million as of December 31, 2002.

2.	The Financial Position of the Company

a)

The Company’s assets as of December 31, 2003 totaled approximately NIS 84 million, compared to approximately NIS 104.2 million at December 31, 2002. The principal reason for the decrease was a decline of approximately NIS 9.5 million in cash and cash equivalents, a decrease of approximately NIS 6.4 million in accounts receivable, a decrease in inventories of approximately NIS 2 million, and a decrease in short term investments of approximately NIS 0.5 million.

b)	The Company’s equity was approximately NIS 30.5 million as at December 31, 2003, compared with approximately NIS 49 million as at December 31, 2002. The decrease in equity derived mainly from a net loss in the amount of approximately NIS 17.9 million in 2003.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

3.	Financial Results

Following are the financial results of the Company on a quarterly basis and the year ended December 31, 2003 compared with the year ended December 31, 2002, adjusted to the NIS of December 2003 (in thousands of shekels).

	Q1/03	Q2/03	Q3/03	Q4/03	2003	2002

Revenues, net	12,729	14,220	17,992	11,175	56,116	86,159

Cost of revenues	7,757	7,314	9,557	7,970	32,598	41,412

Gross profit	4,972	6,906	8,435	3,205	23,518	44,747

Operating expenses
Research and development, net	3,682	3,008	2,633	3,328	12,651	12,755
Marketing and selling expenses	3,270	3,352	3,119	2,881	12,622	14,240
General and administrative expenses	3,782	3,515	3,982	3,290	14,569	13,630

	10,734	9,875	9,734	9,499	39,842	40,625

Operating income (loss)	(5,762)	(2,969)	(1,299)	(6,294)	(16,324)	4,122

Financial income (expense), net	(626)	(1,355)	(1,192)	(610)	(3,783)	(1,402)
Other income (expense)	712	430	410	480	2,032	1,640

Income (loss) before taxes	(5,676)	(3,894)	(2,081)	(6,424)	(18,075)	4,360

Taxes on income	36	-	-	(118)	(82)	1,051

Net income (loss)	(5,712)	(3,894)	(2,081)	(6,306)	(17,993)	3,309

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

Profit and Loss Development

The Company’s revenues in 2003 totaled approximately NIS 56.1 million, compared with approximately NIS 86.2 million in 2002. The decrease in revenues in 2003 was attributable to a decrease in sales by the educational sector of approximately NIS 26 million (including a decrease in Light Machine product sales of NIS 6 million) and a decrease of revenues of a proportionately consolidated company, in the amount of approximately NIS 3 million.

The gross profit from the Company’s products and other products that are marketed by the Company was, approximately 42% of revenues in 2003, as compared with approximately 52% in 2002. The decrease in the gross profit rate resulted mainly from a decline in sales volume.

Operating expenses in 2003 totaled approximately NIS 39.8 million as compared with approximately NIS 40.6 million in 2002.

In 2003, research and development expenses, net, decreased by approximately NIS 0.1 million, compared with 2002.The investments in the development activities of MemCall totaled approximately NIS 3.4 million (after deduction of a NIS 0.7 million grant from the Chief Scientist) compared with approximately NIS 6 million in 2002 (after deduction of a NIS 3 million grant from the Chief Scientist). In contrast, the research and development activities of the educational sector and the e-learning products increased.

Marketing and Sales cost for 2003 decreased by approximately NIS 1.6 million compared with 2002, mainly as a result of a decrease in the marketing and sales costs of the Educational Sector.

General and administrative expenses in 2003 increased by approximately NIS 0.9 million compared with 2002, mainly as a result of increased general and administrative expenses in MemCall.

Loss before taxes in 2003 totaled approximately NIS 18 million compared with a profit before taxes of approximately NIS 4.4 million in 2002.

The Company’s financing expenses, net, in 2003 totaled approximately NIS 3.8 million, compared with financing expenses of approximately NIS 1.4 million in 2002. The financing expenses derived mainly from interest and differences in exchange rates of loans which were borrowed for financing the building and the current operation of the Company.

Other income in 2003 amounted to approximately NIS 2 million compared with other income of approximately NIS 1.6 million in 2002. The increase was mainly due to an increase in net income from leasing space in RoboGroup’s building.

The Company’s net loss in 2003 was approximately NIS 18 million as compared with a net profit of approximately NIS 3.3 million in 2002. The net loss in 2003 resulted mainly from the Education Sector and the investment in development activities of Memcall.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

4.	Liquidity

a)	The balance of the Company’s cash and cash equivalents at December 31, 2003 was approximately NIS 14.9 million as compared to approximately NIS 24.5 million at December 31, 2002.

b)	Cash flows from operating activities:

In 2003, the Company had a deficit from operating activities of approximately NIS 9.2 million as compared to a surplus from operating activities of approximately NIS 13.4 million in 2002.

c)	Cash flows used in investing activities:

In 2003, the Company invested approximately NIS 1.1 million in fixed assets as compared to approximately NIS 2.2 million in 2002.

d)	Cash flows from financing activities:

In 2003, the Company had a cash surplus from financing activities in the amount of approximately NIS 0.2 million as compared to a surplus of approximately NIS 0.4 million in 2002. The surplus from financing activities in 2003 resulted mainly from an increase in short term loans.

5.	Sources of Financing

a)

The Company has positive working capital. The current ratio was 1.23 at December 31, 2002, compared with 1.88 at the end of 2002. The Company’s quick ratio was 0.85 at December 31, 2003 compared with 1.41 at December 31, 2002.

b)	The Company’s shareholders’ equity of approximately NIS 30.4 million at December 31, 2003, accounted for approximately 36% of its total balance sheet and served as the principal source of financing (in comparison to shareholders’ equity of approximately NIS 49 million that accounted for approximately 47% of the company’s balance sheet at December 31, 2002).

c)	The average amount of credit provided to the Company’s customers was approximately NIS 16.4 million and the average credit the Company obtained from its suppliers and service providers was approximately NIS 7 million, in 2003 as compared with approximately NIS 22.2 million and approximately NIS 9.8 million, respectively, at December 31, 2002.

d)	The average amount of short-term credit from the bank was approximately NIS 14.3 million in 2003 as compared with approximately NIS 18 million at December 31, 2002.

e)	The average amount of long-term bank credit was approximately NIS 19.2 million in 2003 as compared with approximately NIS 15.2 million at December 31, 2002.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

6.	Option Plans for Employees, Directors and Interested Parties

6.1

During the year 2003, RoboGroup issued 13,200 ordinary registered shares of par value NIS 0.5 each of the Company, as a result of the exercise of 13,200 stock options according to RoboGroup’s stock options from 1998.

As of the date of this report, 53,000 stock options remained in the hands of the employees of RoboGroup and its subsidiaries that have not been exercised into RoboGroup shares.

	6.2.	On March 13, 2003, 1,080,000 options were allotted to a trustee for directors and employees of the Company and its subsidiaries. The options will be exercisable according to the 2002 Stock Option plan for directors and employees.

	6.3.	In addition to the allotment described in Section 6.2, on March 13, 2003, 190,000 options were allotted to RoboGroup’s directors that are exercisable according to the 2002 Stock Option plan for directors and employees.

7.	Law suit against Fourier Systems (1989) Ltd. (“Fourier”)

On Decmber 2003, RoboGroup and its subsidiary, RTL, filed a suit in the District Court of Tel-Aviv against Fourier. The suit seeks injunctions, mandamus and damages of NIS 2.6 million. In the suit we have alleged the theft of our commercial secrets, other commercial torts and the violation of a distribution agreement between RTL and Fourier. On February 2004, Fuorier has filed a counter claim for approximately NIS 3 million against the Company and RTL.

On March 11, 2004, the court determined that certain information, including commercial secrets, were found in Fourier’s offices and computers, and that Fourier had breached the Israeli Commercial Torts Law, 1999. The court also determined that Fourier was acting in bad faith by trying to annul its exclusive distribution agreement in Israel with RTL. The court ordered Fourier to avoid using the information that came from RTL and the Company. The court also ordered Fourier to fulfill its obligation under its agreement to supply products to RTL according to the original price list agreed to by the two companies.

8.	General Meeting of RoboGroup’s shareholders

An annual general meeting of RoboGroup’s shareholders was held on December 30, 2003. The General Meeting approved the reelection of RoboGroup’s directors, approved the authorization for the chairman of the board to serve concurrently as the chief executive officer for an additional three year period, and the appointment of the Company’s CPAs. The meeting rejected two proposals brought by a shareholder in RoboGroup.

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

9.     Details regards to directors with financial skills:

Further to the ISA new regulations, RoboGroup’s Board of Directors has decided that the minimum number of directors with financial skills should be one. This decision is mainly derived from the company’s size and activities scale.

To the Company’s opinion, the number of directors chosen as indicated above will able the Board of Directors to stand by it’s obligations by law, and especially with regard to the responsibility of auditing the financial status of the Company and the editing of the financial reports of the Company.

The directors with financial skills, including a short resume, indicating their financial skills as required:

a)	Ms. Tami Gottlieb – Master in Economics from the University of Indiana, USA. Ms. Gotlieb served in a large number of senior positions in the business sector: General Manager and director in Investec Clali – Management and Underwriting Ltd.; General Manager in Oscar Gross (1996) Ltd., General Manager in Ma’a lot, the Israeli Company to securities grading Ltd., VP in Leumi and co.. MS Gotlieb has also served as director in several companies: Emilia development Ltd., Baran group Ltd., “Dan” Public Transportation Ltd, Carmel Investments Group ltd., T.R.A. Radio Tel Aviv Ltd., Incredimail Ltd, Credit Information Association Ltd., Sahar Development and Investment Ltd., Ishpro, an Israeli Company for Building Leasing Ltd., The company for the management of the provident of Discount Mercantile Bank.

b)	Mr. Alex Tal – Graduate in Economic and Business from Bar-Ilan University, Israel. Served for many years in senior position in the IDF, released after serving as the Israely Navy commander. Formerly the manager of the business enterprise sector of the Company. Mr. Tal has served as a director in Avner Insurance Company Ltd., Orbit Ltd., Zim Shipping company Ltd., Mofet V.C. Ltd., and the Israeli shipyards. Also serves as a Marine & oceanography advisor at Elul company and V.P Marine & Oceanography of Athena company

10.	External Factors

•	A slowdown has been observed in the market for motion control products throughout the world. A more substantial slowdown was observed in the upper segment of the market (e.g. machines for the semi-conductor industries). YEC, which continues to be YET’s principal customer, suffered a significant drop in sales of these product lines. This has also affected YET’s business. Recently a slight improvement in the market has been observed. This improvement has not yet influenced YET’s business.

•	A substantial slowdown was observed in the networking market, which is the principal potential market for MemCall’s products. This has brought about a reduction in the potential market, a slower penetration of new technologies and products into the market, as well as a delay in investment activity in the market. The slowdown in the target markets for MemCall’s potential products has had an adverse effect on MemCall’s prospects.

•	In the global education market in general and in the U.S. market in particular, institutional investments in educational infrastructure declined as a result of the lack of economic resources for institutional entities generally and for educational institutions in particular, due to the slowdown in the world economy and the increasing investments in security and safety markets. The decrease in financial resources available for educational products has brought about a reduction in potential sales.

•	The security and economic situation in the State of Israel has had a detrimental impact on the Company’s business. Due the security situation partners and customers from abroad are hesitating to visit Israel and to continue developing their businesses in Israel. The recession in Israel and the cutbacks in the education budget have depressed the potential market for the Company’s products in Israel.

Rafael Aravot	Haim Schleifer
Chairman of the Board and CEO	Director and Joint General Manager

RoboGroup T.E.K. Limited

Directors’ Report for the Year ended December 31, 2003

Date: March 30, 2004

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include the impact of pharmaceutical industry regulation, the difficulty of predicting FDA and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products, newly launched, currently being set or in development, the impact of constructing of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Chaikin, Cohen, Rubin & Gilboa.
Atidim Technology Park, Bldg. 4, P.O.B. 58143 Tel-Aviv 61580, Israel Tel: 972-3-6489858 Fax: 972-3-6489946 E-mail: accounting@ccrcpa.co.il

Certified Public Accountants (Isr.)

To the Shareholders of RoboGroup T.E.K LTD.
INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of RoboGroup T.E.K LTD. (hereinafter - the Company) as of December 31, 2003 and 2002, and the consolidated balance sheets as of the same dates and the related statements of operations, statements of changes in shareholders' equity and statements of cash flows - for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We have not audited the financial statements of the consolidated companies whose joint assets represent approximately 18% and 24% of the total consolidated assets as of December 31, 2003 and 2002 respectively and whose joint revenues represent approximately 43% 28%, and 32% of the total consolidated revenues for the years ended December 31, 2003, 2002 and 2001 respectively. The financial statements of those companies were audited by other independent public accountants whose reports have been furnished to us and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of those other public accountants.

We conducted our audit in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973 and with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our examination and on the reports of the other public accountants referred to above, the above mentioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 and 2002 and the results of operations, changes in shareholders' equity, and cash flows - of the Company and consolidated - for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Israel and in the United States (as applicable to the financial statements of the Company, such accounting principles are practically identical in the said countries, save for the measurement in terms of a constant purchasing power, which became an accepted accounting practice in Israel during a period of hyperinflation and save for certain matters summarized in note 28). It is also our opinion that the above mentioned financial statements have been prepared in conformity with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in note 2, the above mentioned financial statements are presented in adjusted values adjusted to changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Sincerely Yours,

Chaikin, Cohen, Rubin & Gilboa
Certified Public Accountants (Isr.)
Tel-Aviv, March 30, 2004

RoboGroup T.E.K. Ltd.
Balance Sheets (Adjusted NIS in Thousands, to December 2003)

		Consolidated			Company
		December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
ASSETS

Current assets

Cash and cash equivalents		3,398	14,878	24,333	9,460	16,213
Short-term investments	3	-	-	489	-	489
Trade receivables	4	3,019	13,217	19,634	2,764	6,488
Other receivables and debit
balances	5	523	2,292	2,512	1,487	1,912
Inventories	6	3,106	13,603	15,579	4,979	4,353

		10,046	43,990	62,547	18,690	29,455

Long-term investments

Investments in investee and
other companies	7	3	15	108	20,009	28,754
Funds in respect of employee
rights upon retirement, net		18	81	-	81	-

		21	96	108	20,090	28,754

Fixed assets	9	8,731	38,233	40,067	34,587	35,992

Deferred taxes	25	252	1,097	759	527	350

Other assets	10	97	428	675	215	325

		19,147	83,844	104,156	74,109	94,876

(*)      Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets (Adjusted NIS in Thousands, to December 2003)

		Consolidated			Company
		December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

LIABILITIES

Current liabilities

Credit from banks	11	3,640	15,941	12,701	13,606	12,522
Trade payables	12	1,232	5,394	8,572	2,348	3,823
Other payables and credit
balances	13	3,276	14,345	12,040	10,191	8,043

		8,148	35,680	33,313	26,145	24,388

Long-term liabilities

Loans from banks	14	4,000	17,516	20,867	17,516	20,867
Liability for termination
of employee/employer
relationship, net	15	45	200	988	-	633

		4,045	17,716	21,855	17,516	21,500

Commitments, contingent
liabilities and pledges	16

Shareholders’ equity

Share capital	17	2,603	11,399	11,392	11,399	11,392
Authorized capital as at
December 31, 2003 and 2002 was
25,000,000 shares of NIS 0.5
par value of which 10,744,031
and 10,730,831 shares were
issued and outstanding on
December 31, 2003 and 2002
respectively
Premium on shares		9,640	42,214	42,195	42,214	42,195
Capital reserves		413	1,807	2,380	1,807	2,380
Accumulated deficit		(5,473)	(23,969)	(5,976)	(23,969)	(5,976)
Treasury stock		(229)	(1,003)	(1,003)	(1,003)	(1,003)

		6,954	30,448	48,988	30,448	48,988

		19,147	83,844	104,156	74,109	94,876

Date of approval of the financial statements: March 30, 2004

Rafael Aravot Chairman of the Board and CEO	Haim Schleifer Director and Joint General Manager

(*)       Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Operations (Adjusted NIS in Thousands, to December 2003)

		Consolidated				Company
		Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
		2003	2003	2002	2001	2003	2002	2001
	Note	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Revenues	22	12,815	56,116	86,159	85,941	23,169	38,811	23,937
Cost of revenues	23	7,444	32,598	41,412	51,293	14,558	19,008	12,915

Gross profit		5,371	23,518	44,747	34,648	8,611	19,803	11,022

Operating expenses
Research and development
expenses, net	24	2,889	12,651	12,755	12,338	4,765	3,004	3,739
Marketing and selling
expenses	24	2,883	12,622	14,240	15,831	5,286	3,531	3,376
Administrative and general
expenses	24	3,327	14,569	13,630	12,601	6,659	7,423	7,436

		9,099	39,842	40,625	40,770	16,710	13,958	14,551

Operating income (loss)		(3,728)	(16,324)	4,122	(6,122)	(8,099)	5,845	(3,529)
Financial income
(expenses), net	24	(864)	(3,783)	(1,402)	1,925	(3,643)	(2,105)	3,021
Other income (expenses),
net	24	464	2,032	1,640	2,703	2,799	2,130	2,737

Income (loss) before taxes
on income		(4,128)	(18,075)	4,360	(1,494)	(8,943)	5,870	2,229
Income tax expenses (income)	25	(19)	(82)	1,051	888	(42)	-	523

Income (loss) before
Company’s share in results
of Investee companies		(4,109)	(17,993)	3,309	(2,382)	(8,901)	5,870	1,706
Company’s share in losses
of Investee companies		-	-	-	-	(9,092)	(2,561)	(4,088)

Net income (loss)		(4,109)	(17,993)	3,309	(2,382)	(17,993)	3,309	(2,382)

Earnings (loss) per share
(“EPS”)		(0.38)	(1.67)	0.31	(0.22)

Weighted average number of
shares used in computation
of EPS (in thousands)		10,744	10,744	10,731	10,728

          (*)  Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders’ Equity (Adjusted NIS in Thousands, to December 2003)

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company’s shares	Accumulated earnings (deficit)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS

Balance at December 31, 2000
	10,697,631	11,373	41,995	2,260	-	(2,187)	(6,903)	46,538

Exercise of options	30,200	19	58	-	-	-	-	77

Repayment of a loan for the
acquisition of shares	-	-	138	-	-	1,184	-	1,322

Net loss	-	-	-	-	-	-	(2,382)	(2,382)

Balance at December 31, 2001
	10,727,831	11,392	42,191	2,260	-	(1,003)	(9,285)	45,555
Exercise of options	3,000		4	-	-	-	-	4
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	120	-	-	120

Net income	-	-	-	-	-	-	3,309	3,309

Balance at December 31, 2002
	10,730,831	11,392	42,195	2,260	120	(1,003)	(5,976)	48,988
Exercise of options	13,200	7	19	-	-	-	-	26

Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(573)	-	-	(573)

Net loss	-	-	-	-	-	-	(17,993)	(17,993)

Balance at December 31, 2003
	10,744,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flow (Adjusted NIS in Thousands, to December 2003)

	Consolidated				Company
	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31
	2003 (*)	2003	2002	2001	2003	2002	2001
	U.S.$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Cash flows from operating activities:
Net income (loss)	(4,109)	(17,993)	3,309	(2,382)	(17,993)	3,309	(2,382)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating
activities (Appendix A):	2,007	8,776	10,074	(2,042)	14,017	6,504	8,150

Net cash provided by (used in) operating
activities	(2,102)	(9,217)	13,383	(4,424)	(3,976)	9,813	5,768

Cash flows from investing activities:
Credit given to consolidated companies	-	-	-	-	(1,013)	746	(10,373)
Acquisition of an operation (Appendix C)	-	-	(605)	-	-	(605)	-
Investments in other companies	-	-	-	-	-	-	(422)
Acquisition of fixed assets	(247)	(1,075)	(2,171)	(2,747)	(228)	(2,007)	(1,813)
Proceeds from sales of fixed assets	87	384	552	186	112	1,357	-
Sale (acquisition) of short-term investments,
net	76	334	1,476	-	334	1,476	-
Deposit of fund in respect of directors rights
upon retirement	-	-	-	(2,683)	-	-	(2,683)

Net cash provided by (used in) investing
activities	(84)	(357)	(748)	(5,244)	(795)	967	(15,291)

Cash flows from financing activities:
Increase (decrease) in short term credit from
banks, net	897	3,926	(341)	6,554	1,770	(385)	6,695
Long-term loans received	-	-	765	-	-	765	-
Repayment of long –term loans	(863)	(3,778)	-	(2,337)	(3,778)	-	(2,310)
Consideration from share issuance & Company’s
sale of shares	-	-	-	139	-	-	-
Loan repayment by interested parties to acquire
shares in the Company	-	-	-	1,184	-	-	1,184
Exercise of options by employees	6	26	4	76	26	4	77

Net cash provided by (used in) financing
activities	40	174	428	5,616	(1,982)	384	5,646

Effect of exchange rate changes on cash and
cash equivalents	(13)	(55)	-	-	-	-	-

Increase (decrease) in cash and cash equivalents	(2,159)	(9,455)	13,063	(4,052)	(6,753)	11,164	(3,877)
Cash and cash equivalents at the beginning of
the year	5,557	24,333	11,270	15,322	16,213	5,049	8,926

Cash and cash equivalents at the end of the year	3,398	14,878	24,333	11,270	9,460	16,213	5,049

         (*)  Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flow (Adjusted NIS in Thousands, to December 2003)

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Consolidated				Company
	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31	Year ended Dec. 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Income and expenses not involving cash flows:
Company’s share in loss from Investee companies	-	-	-	-	9,092	2,561	4,088
Depreciation and amortization	594	2,597	2,685	2,521	1,662	1,665	1,759
Decrease in liability for termination of
employee/employer relationship	(198)	(869)	(467)	(18)	(714)	(538)	(97)
Write-down of loans	(59)	(259)	675	(503)	(259)	691	(314)
Decrease (increase) in value of marketable
securities	35	155	166	(82)	155	166	(82)
Decrease (increase) in deferred taxes	102	444	(18)	(67)	350	2	-
Other	17	71	88	-	62	27	-

	491	2,139	3,129	1,851	10,348	4,574	5,354

Changes in assets and liabilities:
Decrease (increase) in trade receivables	1,402	6,141	5,216	(4,575)	3,724	(3,210)	851
Decrease (increase) in other receivables and
debit balances	(172)	(752)	1,661	(48)	(102)	1,445	1,334
Decrease in inventories	318	1,391	681	5,218	(626)	136	1,568
Increase (decrease) in trade payables	(726)	(3,178)	(2,389)	(5,260)	(1,475)	796	(833)
Increase (decrease) in other payables and
credit balances	694	3,035	1,776	772	2,148	2,763	(124)

	1,516	6,637	6,945	(3,893)	3,669	1,930	2,796

	2,007	8,776	10,074	(2,042)	14,017	6,504	8,150

Appendix B: Non-monetary events

Conversion of loans from long-term to short-term	-	10,739	-	10,739

Conversion of loans from short-term to long-term	13,121	-	13,121	-

          A consolidated company converted a loan of NIS 12,036 thousands to capital on January, 1 2002

          (*)     Convenience translation into U.S. Dollars.

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flow (Adjusted NIS in Thousands, to December 2003)

Appendix C: Activities Acquisition

	Consolidated
	For the year ended December 31
	2003	2002
	NIS (K)	NIS (K)
Working capital, net		(280)
Other assets		(325)

		(605)

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 1 - GENERAL

A.	RoboGroup T.E.K. Ltd. was incorporated in 1982 under the name of Eshed Robotec (1982) Ltd. The Company changed its name to its current name in May 2001. RoboGroup T.E.K. Ltd. is engaged in the development, manufacture and marketing of robotic and other products intended for training in industrial manufacturing technologies, including remote learning over the internet (e-learning). The Company has a number of Investee companies, the principal objects of which are marketing the Company’s products, marketing products in the fields of science, technology and computerization in the education market, production and marketing of computerized numerical control (CNC) machines for training and industry and software for the planning and the production by computer (CAD/CAM), development and marketing of new industrial technologies in the field of industrial motion control, and the development of a technology to shorten significantly the time taken to access and extract data from the memory of a computer (see Appendix to the Financial Statements).

B.	Use of Estimates in Preparation of the Financial Statements

The preparation of Financial Statements according to generally accepted accounting principals, requires that the management prepare estimates and assumptions that effect the sums of assets and liabilities that are presented in the financial statements, on the presentation regarding conditional assets and contingent liabilities as of balance sheet dates, and the sums of income and expenses in the reported periods. The actual results may therefore differ from these estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies, which have been applied consistently with those of prior years, are as follows:

A.	Adjusted Financial Statements

	1.	General

The financial statements are prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency, in accordance with an Opinion of the Institute of Certified Public Accountants in Israel.
Amounts in the financial statements, including comparative amounts, have been adjusted for changes in the Israeli Consumer Price Index (hereinafter – “CPI”) according to the CPI published for December 2003.
The term “cost” in these financial statements means cost in adjusted New Israeli Shekels (NIS).
The adjusted values of non-monetary items do not necessarily represent their economic values, but merely show their historical cost adjusted for changes in the purchasing power of the Israeli currency.
A summary of the Company’s nominal figures, on which the adjusted financial statements are based, is given in Note 26.
See Note 2T with respect to the discontinuance of the adjustment of financial statements to reflect changes in inflation in Israel beginning January 1, 2004.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

A.	Adjusted Financial Statements (Cont.’)

	2.	Adjustment policies and supplementary data: (Cont.’)

		a.	Balance Sheets

Non-monetary items are adjusted for changes in the CPI from the month of the transaction to the month of the balance sheet. The following items are treated as non-monetary items: inventories; prepaid expenses; advances paid to suppliers, long-term investments; fixed assets; know-how and shareholders’ equity.
Monetary items are presented in the adjusted balance sheet in the same amounts as in the nominal value financial statements.
The equity value of the investment in affiliated companies is determined according to the adjusted financial statements of those companies.

		b.	Statements of Operations:

Items in the statements of operations are adjusted for changes in the CPI as follows:
Amounts relating to non-monetary items (e.g. depreciation and changes in inventories) and certain provisions (e.g. liability for termination of employee/employer relationship) are adjusted on the same basis as the related balance sheet item.
Other revenue and expense items, except for financing items, are adjusted on the basis of changes in the CPI between the date of the transaction and balance sheet date.
The net financing item is separated from the other revenue and expense items and is expressed as real financing revenues and expenses, including the write-down of monetary items.

B.	Convenience translation into US dollars

The adjusted consolidated financial statements as at December 31, 2003 and for year than ended, have been translated into US dollars purely for the convenience of non-Israeli readers. The translation was made according to the representative exchange rate of the US dollar to NIS on December 31, 2003 ($1 = NIS 4.379). the translation dollar amounts should not be construed as amounts receivable or payable in dollars or convertible into dollars.

C.	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and those of its subsidiaries (consolidated companies). These financial statements also include the Company’s portion (50%) of the assets, liabilities, income and expenses of companies owned jointly.
Significant inter-company balances and transactions between the Company and its consolidated companies or its proportionately consolidated company (including unrealized internal profits) have been eliminated for the purpose of consolidation.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

D.	Exchange Rates and Basis of Linkage

Balances in, or linked to, foreign currency are stated in the financial statements at the representative rates of exchange in effect at balance sheet date, as published by The Bank of Israel. Balances linked to the CPI are included in the balance sheets according to the latest index published prior to balance sheet date. Changes in monetary balances caused by changes in foreign currency exchange rate or from changes in the CPI are changed to the statement of operation as incurred.
Hereunder are details of the CPI and dollar exchange rates:

	Dollar Exchange Rates NIS	CPI Points
At December 31, 2003	4.379	112.9
At December 31, 2002	4.737	115.1
At December 31, 2001	4.416	108.1

Rates of increase (decrease) in the years	In percentage %
2003	(7.55)	(1.9)
2002	7.3	6.48
2001	9.2	1.41

E.	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and deposits with banks which have original maturities of three months or less that are not restricted.

F.	Marketable Securities

Marketable securities held for short term as marketable securities are stated at market value. Changes in value are included in other income and expenses.

G.	Customers - Allowance for doubtful accounts

Provision for doubtful accounts have been calculated on a specific basis, in respect to debts whose collection is in doubt.

H.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:
Raw materials and bought-in – by the moving average method. Work in progress and finished products: The raw materials component - by the moving average method. Labor and production overheads component – on the basis of actual manufacturing costs.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

I.	Investments in Investees and Other Companies

The investments in Investee companies are stated in the Company’s financial statements on an equity value basis.
The excess of cost of the investment in an Investee company over its net equity value on acquisition, which is not directly attributable, represents goodwill and is amortized over a period of five years.
Investments in other companies, held as long-term investments, are presented at cost.

J.	Financial statement of consolidated companies’ abroad

Until December 31, 2001, all the consolidated companies operating abroad were an extension of the Company. Accordingly, their assets and liabilities have been translated into NIS at the exchange rates in effect on balance sheet date, except for non-monetary items which were translated at historical rates and adjusted for changes in the CPI. Revenue and expense items were translated at the average monthly exchange rate in effect at the time of the transaction and adjusted for changes in the CPI.
Starting in 2002, because of changes in the nature of activity of a consolidated company abroad due to, among other things, the receipt of a commitment from banks in its jurisdiction to be given credit lines, and the growing trend an increase in the consolidated company’s activities that refer to output not originating from the parent company, the consolidated company became, in practice, an autonomous entity, and the U.S. dollar became its functional currency. Therefore, the subsidiary’s financial statements as from the year 2002 and thereafter have been translated according to closing rates. Translation differences caused by the difference between adjusting the investment according to the changes in the CPI to adjusting the equity of the subsidiary to the changes in exchange rates to the US dollars have been attributed to a translation of foreign currency differences of an autonomous entity capital fund in the shareholders equity.

K.	Fixed Assets

Fixed assets are stated at cost (Demonstration equipment are valued at the cost of finished products of the same type less accumulated depreciation).
Financing costs of credit lines opened for financing the purchase of the building, in the period prior to its use, have been capitalized.
Depreciation is calculated according to the straight-line method at the following rates, which are considered to be adequate to the depreciation of the assets over the course of their estimated useful lives:

%
Machinery and equipment (mainly 20%)	10-20
Office equipment and furniture (mainly 6%)	6-10
Computers and computerized equipment (mainly 33%)	20-33
Vehicles (mainly 20%)	15-20
Building (mainly 2%)	2-4

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

M.	Intangible Property

Intangible property includes mainly goodwill, know-how and rights to products. Goodwill represents the excess of cost of the investments in businesses and consolidated companies over their fair value at acquisition, amortized at annual rates over a period of five years. Know-how and rights to products are amortized according to the straight-line method on the basis of their estimated useful lifetime, which is approximately three years.

N.	Deferred Taxes

Deferred taxes are computed in respect of temporary differences between the reported amounts of assets and liabilities and their tax basis and calculated according to the enacted tax rates and lows that is expected to be in effect when the differences are expected to be paid or realized. The Company recognizes tax benefits receivable where the expectation of realization according to management estimate, is more likely than not.
The Company and a proportionately consolidated company have accumulated earnings derived from tax exempt income as an “approved enterprise”. The distribution of a dividend out of such income would give rise to the imposition of corporation tax at the rate of 20% in respect to that income. If such dividends are distributed, tax expenses will be recorded in the statement of operations. It is the intention of the Company and the proportionately consolidated company to reinvest its tax-exempt income. Accordingly, there is no provision for deferred taxes in respect of tax exempt income.
In the calculation of deferred taxes, no deferred taxes were recorded in respect of investee companies, include in these to financial statements according to the equity method, because it is the Company’s intention to hold these investments and because it is the Company’s policy not to distribute dividends which would increase the group’s tax liability.

L.	Product Warranty

The provision is calculated specifically for the obligation relating to each individual product sold, usually for a period of one year from the date of sale.

O.	Foreign Currency Hedging Transactions

The Company has in the past engaged in forward foreign currency transactions in order to minimize the risks inherent in changes in exchange rates in respect of commitments to sell products in currencies other than U.S. or Israeli. Profits or losses arising from such changes in exchange rates are recorded in the statement of operations, as incurred and the premium or discount resulting from such transactions is amortized over the term of the contract.
The Company has implemented the directives of FAS 133 and FAS 138, according to which any financial derivatives should be stated in the assets and liabilities of a balance sheet on the basis of fair value.
There has not been any material activity in any financial derivatives since FAS 133 and FAS 138 were implemented.

P.	Options to Employees

The Company has adopted U.S. Opinion APB 25 for the accounting treatment for a share option program for employees and director-shareholders.
Accordingly, Note 27 gives proforma data had the Company chosen to adopt U.S. Statement FAS 123 for the accounting treatment of benefits inherent in the above mentioned program.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.’)

Q.	Revenue Recognition

Revenues from sale of products and from the sale of software rights are generally recognized upon delivery, provided that payment is fixed or determinable, collectibility is probable and there is no significant obligation remaining.

In a revenue arrangement with multiple deliverables, the delivered item(s) considered a separate unit of accounting if all of the following criteria are met:

	1.	The delivered item(s) has value to the customer on a standalone basis.
	2.	There is objective and reliable evidence of the fair value of the undelivered item(s).
3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.
Revenues from the sales of products dependent on installation are recognized on the conclusion of the installation. With respect to transactions that were entered into from June 15, 2003 and henceforth, the company adopted the provisions of publication of the Emergency Issues Task Force on Issue 00-21 (EITF 00-21) that were recently published and they are recognized as arrangement with multiple deliverables as detailed above.

Revenues from development services are recognized upon completion of the development, and in accordance with the terms of the related contracts.
Revenues from software maintenance services are recognized ratably over the contractual period.
Revenues from the grant of production licenses are recognized upon fulfilling the terms of the commitments under the contract.

R.	Research and Development Costs

Research and development costs are charged to income as incurred. Related grants are deducted from the related cost on an accrual basis.

S.	Earnings Per Share

The basic earnings per share are calculated on the basis of a weighted average of the issued and paid-up shares during the year, with no accounting for possible dilution.

These financial statements does not include the effect of a possible dilution from options given to employees because their effect in anti-dilution or not material.

T.	Impact of recently issued Accounting Standards

In October 2001 the Israel Accounting Standards Board issued Israel Accounting Standard 12 which deals with discontinuing the adjustment of financial statements and Israel Accounting Standard 13 concerning the effect of changes in the rates of exchange of foreign currencies. In December 31, 2002 the Israel Accounting Standards Board decided, in Standard 17, to defer the effective dates of Standards 12 and 13 to January 1, 2004.

Pursuant to Standard 12 and 17, the adjustment of financial statements to inflation in Israel will be discontinued as of January 1, 2004. The Company continued to draw up adjusted financial statements until December 31, 2003, pursuant to Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted figures in the financial statements as of December 31, 2003 shall be the basis for financial statements in nominal terms as of January 1, 2004.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 3   -   SHORT-TERM INVESTMENTS

                      Composition

	Consolidated and Company
	December, 31	December, 31	December, 31
	2003	2003	2002
	U.S.$ (K)	NIS (K)	NIS (K)
Marketable securities:	-	-	263
Shares	-	-	103
Bonds	-	-	-
Mutual participation funds	-	-	366

Deposits	-	-	123

Total	-	-	489

NOTE 4 - TRADE RECEIVABLES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Customers:
Open accounts	3,336	14,607	20,235	2,875	6,192
Checks for collection	79	346	819	230	478

Total trade receivables	3,415	14,953	21,054	3,105	6,670
Less: Allowance for doubtful
accounts	(396)	(1,736)	(1,420)	(341)	(182)

	3,019	13,217	19,634	2,764	6,488

NOTE 5 - OTHER RECEIVABLES AND DEBIT BALANCES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Related parties (1)	31	138	309	138	319
Loans to employees	18	78	105	78	53
Advances to suppliers	132	577	434	577	434
Institutions	66	293	361	215	510
Deferred taxes	46	201	301	-	-
Prepaid expenses and others	230	1,005	1,002	479	596

	523	2,292	2,512	1,487	1,912

(1) Unlinked and do not bear interest.

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 6 - INVENTORIES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Raw materials	1,578	6,911	9,265	1,519	1,980
Work in process	537	2,350	2,397	454	623
Finished products	913	3,997	3,119	3,006	1,750
Bought-in finished products	78	345	798	-	-

	3,106	13,603	15,579	4,979	4,353

NOTE 7 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES

A.	Composition

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K)(*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Investment in
consolidated companies:
Cost of shares	-	-	-	14,320	14,320
Translation differences
of an autonomous
consolidated company	-	-	-	(453)	120
Accumulated losses	-	-	-	(31,572)	(22,930)

	-	-	-	(17,705)	(8,490)
Long-term loans and debit
balances	-	-	-	28,028	27,015

	-	-	-	10,323	18,525

Investment in
proportionately
consolidated companies
Cost of shares	-	-	-	4,070	4,070
Accumulated income	-	-	-	5,601	6,051

	-	-	-	9,671	10,121

Investment in other
companies
Cost of shares	3	15	108	15	108

	3	15	108	20,009	28,754

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 7 - INVESTMENTS IN INVESTEE AND OTHER COMPANIES (cont.’)

B.	Supplementary Information

(1)	In December 2003 the Company decided to significantly reduce the activities of its consolidated companies, MemCall Ltd. and MemCall LLC. (Hereafter: “MemCall”) which are held by another consolidated company.
Following that decision, MemCall terminated the employment of the majority of its employees and will continue to employ the rest in a limited scope, mainly in order to continue to obtain MemCall’s intellectual properties rights, and to continue efforts to find investors and strategic partners, as well as potential customers and other buyers for MemCall’s technology.

	(2)	Hereunder are summary data of the Company’s share in the assets and liabilities, income and expenses of a proportionately consolidated company:

a. Assets and Liabilities

	December, 31	December, 31	December, 31
	2003	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)
Current assets	2,690	11,778	12,268
Non current assets	314	1,376	1,737
Current liabilities	(786)	(3,441)	(3,374)
Long-term liabilities	(9)	(42)	(196)

Shareholders’ equity	2,209	9,671	10,435

b. Income and expenses

	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2001
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)
Income	1,615	7,070	9,488	16,670
Expenses	(1,791)	(7,842)	(6,622)	(13,846)

Net income (loss)	(176)	(772)	2,866	2,824

NOTE 8 - ACQUISITION OF OPERATIONS

In December 2002, the Company signed an agreement with Mentergy Ltd. for the acquisition of assets relating to the TrainNet activity (an e-learning product for distance learning via satellite broadcasts and broadband lines) in consideration for approximately NIS 605 thousand (consisting of approximately US$ 130 thousand in cash and an undertaking to pay royalties on certain sales for three years, as specified in the agreement). Pursuant to the agreement the Company acquired, among other things, proprietary rights to the software, the right to use the name TrainNet and production files and engineering documentation for the product.

Hereunder are data of the assets acquired:

Consolidated
October, 31
2002
NIS (K)
Receivables	140
Inventories	139
Other assets	326

605

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 9 - FIXED ASSETS

	Machinery and Equipment (1)	Office Equipment and Computers	Vehicles	Building (2)	Leasehold Improve- ments	Total	Total (*)
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K)

Consolidated

Cost
Balance at January 1, 2003	7,443	6,956	2,254	38,174	812	55,639	12,706
Additions	693	405	50	(73)	-	1,075	245
Disposals	(584)	(298)	(537)	-	-	(1,419)	(324)
Translation differences of an
autonomous consolidated company	(254)	(67)	(14)	-	(32)	(367)	(84)

Balance at December 31, 2003	7,298	6,996	1,753	38,101	780	54,928	12,543

Accumulated Depreciation
Balance at January 1, 2003	5,010	5,374	1,325	3,795	68	15,572	3,556
Provision for the year	329	672	170	1,113	95	2,379	544
Disposals	(383)	(260)	(412)	-	-	(1,055)	(242)
Translation differences of an
autonomous consolidated company	(154)	(42)	(1)	-	(4)	(201)	(46)

Balance at December 31, 2003	4,802	5,744	1,082	4,908	159	16,695	3,812

Depreciated cost at
December 31, 2003	2,496	1,252	671	33,193	621	38,233	8,731

Depreciated cost at
December 31, 2002	2,433	1,582	929	34,379	744	40,067	9,150

	Machinery and Equipment (1)	Office Equipment and Computers	Vehicles	Building (2)	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

The Company

Cost
Balance at January 1, 2003	2,490	4,009	1,510	38,174	46,183
Additions	181	120	-	(73)	228
Disposals	-	-	(334)	-	(334)

Balance at December 31, 2003	2,671	4,129	1,176	38,101	46,077

Accumulated Depreciation
Balance at January 1, 2003	2,073	3,390	934	3,794	10,191
Additions	79	257	102	1,114	1,552
Disposals	-	-	(253)	-	(253)

Balance at December 31, 2003	2,152	3,647	783	4,908	11,490

Depreciated Cost at 31.12.03 (1)	519	482	393	33,193	34,587

Depreciated Cost at 31.12.02 (1)	417	619	576	34,380	35,992

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 9 - FIXED ASSETS (cont.’)

(1)	a. An investment in a building in Rosh Ha’Ayin in which the Company and its Israeli Investee companies conduct their activities. The Company has capitalized leasehold on the land on which the building is erected. The lease expires in 2042.

b. Includes capitalized financial expenses of NIS 1,307 thousand.

(2)	As to pledges, see Note 16C.

NOTE 10 - OTHER ASSETS
	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Goodwill - cost	122	538	587	-	-
Accumulated depreciation	(74)	(325)	(237)	-	-

	48	213	350	-	-

Know-how - cost	74	325	325	325	325
Accumulated depreciation	(25)	(110)	-	(110)	-

	49	215	325	215	325

	97	428	675	215	325

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 11 - CREDIT FROM BANKS

A. Composition

		Consolidated			Company
	Rate of Interest % (**)	December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
		U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Overdrafts	8	25	107	182	17	3
Short-term loans
in NIS	8	1,676	7,340	8,070	7,340	8,070
in U.S dollars	1	513	2,245	-	-	-
In Swiss Franks	1.7	568	2,486	-	2,486	-
Current maturities of
long-term loans		859	3,763	4,449	3,763	4,449

		3,640	15,941	12,701	13,606	12,522

(**) As at December 31, 2003.

B. As to guarantees for the loans, see Note 16 C.

NOTE 12 - TRADE PAYABLES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Open balances	1,097	4,804	8,132	2,262	3,725
Checks for collection	135	590	440	86	98

	1,232	5,394	8,572	2,348	3,823

NOTE 13 - OTHER PAYABLES AND CREDIT BALANCES

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Income in advance	353	1,544	114	1,481	733
Customers advances	191	835	138	134	10
Payroll and related expenses	523	2,291	2,567	934	1,534
Liabilities to interested
parties (1)	215	942	915	942	915
Liabilities to a
proportionately consolidated
company	381	1,668	31	3,335	62
Accrued expenses	901	3,947	4,375	3,195	3,321
Institution	517	2,266	-	11	-
Other obligations	195	852	3,900	158	1,468

	3,276	14,345	12,040	10,191	8,043

(1) Unlinked and free of interests.

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 14 - LOANS FROM BANKS

A. Composition

		Consolidated			Company
	Rate of Interest % (**)	December, 31	December, 31	December, 31	December, 31	December, 31
		2003	2003	2002	2003	2002
		U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Loans in Japanese Yen	3.5	1,460	6,392	7,342	6,392	7,342
Loans in U.S dollars	4.5	1,610	7,050	8,651	7,050	8,651
Loan in NIS linked to the
CPI	7.5	1,789	7,837	9,323	7,837	9,323

		4,859	21,279	25,316	21,279	25,316
Current maturities		(859)	(3,763)	(4,449)	(3,763)	(4,449)

		4,000	17,516	20,867	17,516	20,867

Repayment by years

Current maturities - in the first year		859	3,763	4,449	3,763	4,449

- In the second year		859	3,763	4,449	3,763	4,449
- In the third year		859	3,763	4,449	3,763	4,449
- In the fourth year		859	3,763	4,449	3,763	4,449
- In the fifth year and thereafter		1,423	6,227	7,520	6,227	7,520

		4,000	17,516	20,867	17,516	20,867

		4,859	21,279	25,316	21,279	25,316

(**) As at December 31, 2003.

B. As to guarantees for the loans, see Note 16 C.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 15 - LIABILITY FOR TERMINATION OF EMPLOYEE/EMPLOYER RELATIONSHIP, NET

The liability of the Company and its Investee companies to pay severance pay to their employees is covered by the provision and by the payment of premiums for managers’ insurance policies. In addition, the companies make payments into a general provident fund. The amounts deposited in the provident fund and the amounts paid for managers’ insurance policies in the names of the companies include accrued profits and may be withdrawn subject to restrictions determined by law.

Composition:
	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Liability for severance pay	217	953	2,339	468	1,231
Less – deposits in a
provident fund	(190)	(834)	(1,351)	(549)	(598)

	27	119	988	(81)	633

The provision for severance pay for director-shareholders assumes that their employment will terminate under circumstances, which do not entitle them to increased severance pay.
In this regard, and as to “risk life insurance” for the benefit of related parties, see Note 16.A.d.

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES

A.	Commitments to related parties

Terms of employment of related parties who are employed by the Company (as directors and officers) include, inter alia, the following:

	(a)	Monthly linkage for changes in the CPI on the salaries of three related parties who are employed full time by the Company and assurance of real increment annually of 5% or 10%, on condition that the consolidated pre-tax earnings will equal or be greater than $0.5 million and $1 million, respectively.

	(b)	Annual bonuses on earnings for all the related parties together are:

•	Where the consolidated pre-tax earnings are less than $1 million – 3.32% of those earnings.
•	Where the annual earnings are between $1 million and $2 million – 6.68% of those earnings.
•	Where the annual earnings exceed $2 million – 10% of those earnings.

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (cont.)

A.	Commitments to related parties (cont.)

	(c)	The grant of an additional 75% of severance pay (150% until December 1995) in the event of dismissal or resignation on the grounds of a breach of contract with the Director, or under any other circumstances which are viewed by law as a dismissal of an employee (severance pay at the normal rate will be paid in the event of voluntary resignation). As at December 31, 2003, the amount of the addition was approximately NIS 5.7 million (approximately $1.3 million).

	(d)	Risk-life insurance, in addition to normal severance pay, in an amount of $1 million for each of the three full-time directors, and $333 thousand to other director including grossed-up benefits to directors. The insurance is covered by risk-life policies in the name of each of the Directors.

	(e)	The Company maintains a Directors and Officers Liability Insurance Policy in the amount of approximately $ 5 million.

(f)	The Company has irrevocably undertaken to indemnify its directors and officers for any liability or expense incurred by them due to an act, including an omission, performed by them in their capacity as officers of the Company. The amount of the indemnification under the letters of indemnification to all the recipients of the indemnification, cumulatively for a single event, will not exceed an amount in NIS equal to US$ 4 million.
The Company has also provided its directors and officers indemnification letters according to which the Company will irrevocably indemnify each such director and officer (under Section 259 of the Companies Law), from liability for damages caused to the Company due to the breach of the officers’ or director’s duty of care to the Company.

B.	Contingent liabilities

	1.	Royalties and know-how

The Company, a consolidated company and a proportionately consolidated company are committed to pay royalties on products developed under projects supported by the Office of the Chief Scientist, at the rate of 2%–4.6% of the sale price, limited to the amount of grant received (linked to the US dollar). As of the balance sheet date the grant balance on which royalties have not yet been accrued amounts to US$ 3.3 millions in the consolidated statements.
In February 2004, the Company received a letter from the Office of the Chief Scientist, stating the Company is required to pay approximately 900 thousand dollars due to royalties payments differences for the years 1996-2002. The said letter was lacking any supporting ducumentation and the Company rejects the demand completely.
The Company, based on its legal advisors, does not project any additional payments to the Office of the Chief Scientist beyond the amounts included in the financial statements.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 16 - COMMITMENTS, CONTINGENT LIABILITIES AND PLEDGES (cont.)

B.	Contingent liabilities (cont.)

	2.		Claims

		1.	A claim was filed against the Company by a subcontractor of a former consolidated company in the Labor Court for payment of approximately NIS 320 thousand, for an alleged debt of the Company to the plaintiff.

2.	The Company and the consolidated company have filed a legal claim, in the amount of 2.6 million NIS against “Fourier Systems 1989 Ltd.” (Hereafter: “Fourier”) due to unlawful use of trade secrets, other commercial wrongful acts and breach of a distribution agreement.
Fourier has filed a counter legal claim in the amount of 3 million NIS.

Due to the preliminary stages of the legal claim, the Company is unable to estimate the prospects of these legal claims. Therefore, the Company has not made any provision in its financial statements.

C.	Pledges

	1.		Guarantees

The Company has given a guarantee of up to $3 million for the liabilities of a consolidated company to a bank. The consolidated company has given an unlimited guarantee for the Company’s liabilities to the bank.
To balance sheet date, the consolidated company had not utilized this guarantee.

	2.		The Company

		(a)	In order to obtain credit from a bank the Company pledged to the bank its real estate rights and the right to receive rent.

		(b)	The Company has pledged vehicles and mortgaged its portfolio of marketable securities, notes and other securities as security for the receipt of credit and other banking services.

		(c)	The Company has entered an obligation to support the working capital including bank credit payments of a consolidated company, if and when requested by the bank during the year ending on December 31, 2004.

	3.		Consolidated Companies

		(a)	A consolidated company has given a bank floating pledge on its assets to secure credit from this bank when requested by that Company. At the balance sheet date the credit line is approximately $850 thousand U.S$.
		(b)	A consolidated company has given a bank a senior floating pledge on its notes.
		(c)	A consolidated company has pledged to a bank its vehicles and its right to receive monies from a customer.

	4.		Proportionately Consolidated Company

A proportionately consolidated company has pledged in favor of a bank all of its accounts (checking, deposits and marketable securities), to secure credit from this bank when requested by that Company. At the balance sheet date the proportionately consolidated company has no credit from this bank.

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 17 - SHARE CAPITAL

1.	Programs for issuing shares to directors and options to employees were performed as follows:

(1.1)	On February 9, 1998, 405,000 options were issued to a trustee on behalf of 35 employees of the Company who were not interested parties at an exercise price in NIS equal to U.S.$ 0.50 per share, according to the share price at the approval date.

Exercise of the options is conditional on the beneficiary being employed by the Company or its subsidiary under certain rules set by the plan. The right to exercise the option will expire on December 31, 2006.

Below is the balance of the options issued in 1998:

	For December, 31	For December, 31
	2002	2003

Number of options exercised by employees	285,000	298,200
Number of options exercisable by employees	75,400	63,200

(1.2)

On November 11, 2002 the Company’s Board of Directors approved a plan to allot 1,270,000 options to buy ordinary shares of the Company of par value NIS 0.5 each in consideration for an exercise price equal to $0.91 per share. The plan includes an allotment of 570,000 options to directors of the Company. The balance of 700,000 options is reserved for the employees of the Company and its consolidated companies in Israel and overseas. The vesting period is over 5 years from the date of issuance.

During 2003, the Company issued 837,500 options to a trustee for directors and employees of the company and the subsidiary companies according to section 102 to the Tax Ordinance capital gain track. In addition, the Company issued 190,000 options to the directors according to the option plan.

During 2003, 90,000 options were returned to the trustee as a result of termination of employment.

2.	Purchase of the Company’s shares by the Company and its consolidated companies (“Treasury Stock”):

1.	On October 10, 2002 the Company’s Board of Directors resolved to buy up to $450,000 of the Company’s shares and to reconsider the resolution after each $100,000 acquisition.

The amount of the distribution sought to be approved by the Court, on April 2003, was NIS 2,140 thousand. The Company’s principal creditors have consented to the distribution in principle.

	2.	As of December 31, 2002, the Company holds 494,321 of its own shares as a treasury stock.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 18 - FINANCIAL INSTRUMENTS AND CREDIT RISKS

A.	The Company and its investee companies did not enter into futures contracts in 2002-2003..

B.	The cash, cash equivalents and short term investments of the Company and its Investee companies (the “Group”), are deposited mainly in Israeli and U.S. banks.

Approximately 14.5% of the Company’s sales are made in Israel to a large number of customers who are mainly local municipalities and educational institutions.

Export sales and sales overseas are made mainly through dealers, and via them to a large number of end users. The breakdown of customer credit as of December 31, 2003 amounting to approximately NIS 13,217 thousand in the consolidated statements and to approximately NIS 2,764 thousand in the Company’s statements is as follows:

	(1)	Customer receivables due from local municipalities or educational institutions in Israel amount to approximately NIS 2,672 thousand in the consolidated statements.
(2)	Other customer receivables, some of which are secured by notes and letters of credit, and most of which are not guaranteed, amount to approximately NIS 10,545 thousand in the consolidated statements and to NIS 2,764 thousand in the Company’s statements.
In general, the Company’s exposure to credit risks through customer receivables is limited, as the Company invariably verifies the credit worthiness of its customers and also request customer securities, when necessary, according to the risk factor of the export shipments.
(3)	A proportionately consolidated company with revenues of approximately NIS 7 million (in 2002, approximately NIS 9.5 million), that is included in the Consolidated Statement of Operations, has one principal customer (the other shareholder in the company).
The sales to this customer accounted for in 2003 approximately 90% of this consolidated company’s sales (in 2002 – 100%).

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 19 - BALANCES AND TRANSACTIONS WITH INTERESTED RELATED PARTIES

A.	Balances of related parties:

	Consolidated			Company
	December, 31	December, 31	December, 31	December, 31	December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) (*)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Current assets
Related parties (2)	31	138	309	138	309
Shareholders of
proportionately consolidated
company	686	3,005	4,868	-	-

Long term investments
Debit balance of consolidated
companies (1)	-	-	-	28,028	27,015

Current liabilities
Liabilities to related parties	215	942	915	942	915
Proportionately consolidated
companies	381	1,667	31	3,335	62

(1)	A sum of NIS 6,124 thousand linked to foreign currency (in 2002 NIS 1,997 thousand).
(2)	The highest balance during the year for Consolidated and Company was NIS 309 thousand (during the year 2002, NIS 309 thousand).

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 19 - BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND INVESTEE (cont.’)

B.	Income and expenses with interested parties and investees

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Sales to consolidated companies	-	-	-	-	5,769	8,342	10,413
Sales to proportionately consolidated
companies	-	-	-	26	-	-	51
Revenue from a shareholder of
proportionally consolidated company	1,441	6,312	9,648	16,670	-	-	-
Purchases from consolidated companies	-	-	-	-	215	348	26
Purchases from proportionately
consolidated companies	-	-	101	-	-	202	-
Purchases from a shareholder of
proportionately consolidated company	68	297	233	2,654	-	-	-
Payroll and related expenses for related
parties employed by the company	622	2,723	3,370	3,122	2,723	3,370	3,122
Number of related parties, employed by
the Company	3	3	4	4	3	4	4
Compensation to directors, not employed
by the Company	49	213	156	102	213	156	102
Number of directors, not employed by the
Company	6	6	5	2	6	5	2
Management fees received from
proportionately consolidated companies	26	114	194	556	228	388	1,112
Participation of consolidated companies
in expenses	-	-	-	-	370	905	459
Participation of proportionately
consolidated companies in expenses	80	351	166	387	701	332	773
Interest from (to) consolidated companies
and a proportionally
consolidated company	-	-	-	(31)	52	321	325
Rent income	93	406	471	394	1,194	1,005	1,168

C.	Additional information

On the 31 of December 2002 a related party employed by the company was retired. The related party received a compensation of approximately NIS 400 thousands, However he is still functioning as a non-paid director.

D.	Additional Transactions with Related Parties

Regarding issuing shares to directors, who are shareholders see Note 17.

E.	In October 2003, the Company entered into a contract with a proportionately consolidated company for the supply of a LearnMate platform, in consideration of 850 thousand dollars. As of December 31, 2003 the system had not yet been supplied.

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES

	December 31, 2003
	Linked to foreign currency (1)	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Consolidated

Assets
Cash and cash equivalents	13,266	-	-	-	1,304	308	14,878
Short-term investments	-	-	-	-	-	-	-
Trade receivables	6,076	-	-	-	2,806	4,335	13,217
Other receivables and debit balances	52	-	-	-	1,934	306	2,292
Inventories	-	-	-	-	-	13,603	13,603
Investments in other companies	-	-	-	-	-	15	15
Fixed assets	-	-	-	-	-	38,233	38,233
Other assets	-	-	-	81	-	428	509
Deferred taxes	-	-	-	-	682	415	1,097

	19,394	-	-	81	6,726	57,643	83,844

Liabilities
Short-term bank credits	1,226	1,112	2,486	1,425	7,447	2,245	15,941
Trade payables	412	-	-	-	3,554	1,428	5,394
Other payables and credit balances	5,755	-	-	-	8,045	545	14,345
Long-term loans	5,824	5,280	-	6,412	-	-	17,516
Liability for termination of
employee/employer relationship, net	-	-	-	200	-	-	200

	13,217	6,392	2,486	8,037	19,046	4,218	53,396

Excess of assets (liabilities)	6,177	(6,392)	(2,486)	(7,956)	(12,320)	53,425	30,448

(1) The foreign balances are mainly in Dollars.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES

	December 31, 2002
	Linked to foreign currency(1)	Linked to Japanese Yen	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Consolidated

Assets
Cash and cash equivalents	21,118	-	-	1,847	1,368	24,333
Short-term investments	-	-	74	415	-	489
Trade receivables	10,977	-	-	2,685	5,972	19,634
Other receivables and debit balances	143	-	-	2,107	262	2,512
Inventories	-	-	-	-	15,579	15,579
Investments in other companies	-	-	-	-	108	108
Fixed assets	-	-	-	-	40,067	40,067
Other assets	-	-	-	-	675	675
Deferred taxes	-	-	-	-	759	759

	32,238	-	74	7,054	64,790	104,156

Liabilities
Short-term bank credits	1,334	1,064	2,051	8,252	-	12,701
Trade payables	1,107	-	-	5,397	2,068	8,572
Other payables and credit balances	259	-	1,108	9,791	882	12,040
Long-term loans	7,318	6,278	7,271	-	-	20,867
Liability for termination of employee/employer
relationship, net	-	-	988	-	-	988

	10,018	7,342	11,418	23,440	2,950	55,168

Excess of assets (liabilities)	22,220	(7,342)	(11,344)	(16,386)	61,840	48,988

(1) The foreign balances are mainly in Dollars.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES (cont.’)

	December 31, 2003
	Linked to foreign currency (1)	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Company

Assets
Cash and cash equivalents	8,198	-	-	-	1,262	-	9,460
Short-term investments	-	-	-	-	-	-	-
Trade receivables	2,764	-	-	-	-	-	2,764
Other receivables and debit balances	-	-	-	-	1,487	-	1,487
Inventories	-	-	-	-	-	4,979	4,979
Investments in investee companies and
other companies	6,124	-	-	18,869	2,229	(7,213)	20,009
Surplus deposits in provident fund	-	-	-	-	-	81	81
Fixed assets	-	-	-	-	-	34,587	34,587
Other assets	-	-	-	-	-	215	215
Deferred Taxes	-	-	-	-	527	-	527

	17,086	-	-	18,869	5,505	32,649	74,109

Liabilities
Short-term bank credits	1,226	1,112	2,486	1,425	7,357	-	13,606
Trade payables	161	-	-	-	2,187	-	2,348
Other payables and credit balances	6,930	-	-	-	3,261	-	10,191
Long-term bank loans	5,824	5,280	-	6,412	-	-	17,516
Liability for termination of
employee/employer relationship, net	-	-	-	-	-	-	-

	14,141	6,392	2,486	7,837	12,805	-	43,661

Excess of assets (liabilities)	2,945	(6,392)	(2,486)	11,032	(7,300)	32,649	30,448

(1) The foreign balances are mainly in Dollars.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 20 - LINKED BALANCES (cont.’)

	December 31, 2002
	Linked to foreign currency(1)	Linked to Japanese Yen	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Company

Assets
Cash and cash equivalents	14,652	-	-	1,561	-	16,213
Short-term investments	-	-	74	415	-	489
Trade receivables	5,999	-	-	489	-	6,488
Other receivables and debit balances	-	-	-	1,912	-	1,912
Inventories	-	-	-	-	4,353	4,353
Investments in Investee companies and other companies	9,543	-	-	2,086	17,125	28,754
Fixed assets	-	-	-	-	35,992	35,992
Other assets	-	-	-	-	325	325
Deferred Taxes	-	-	-	-	350	350

	30,194	-	74	6,463	58,145	94,876

Liabilities
Short-term bank credits	1,334	1,064	2,051	8,073	-	12,522
Trade payables	254	-	-	3,569	-	3,823
Other payables and credit balances	-	-	822	7,221	-	8,043
Long-term bank loans	7,318	6,278	7,271	-	-	20,867
Liability for termination of employee/employer
relationship, net	-	-	633	-	-	633

	8,906	7,342	10,777	18,863	-	45,888

Excess of assets (liabilities)	21,288	(7,342)	(10,703)	(12,400)	58,145	48,988

(1) The foreign balances are mainly in Dollars and Japanese Yen.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 21 -	FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS

A.	Sales by Commercial Segments

	1.	General

		(a)	Management recognizes reportable segments using the following method:

The Group’s reportable segments are differentiated mainly according to the nature of the products and the services rendered.

		(b)	Description of the reportable segments

Segment of sales to educational institutions (“Segment A”) – this segment includes sale of robotic products, automation products, computerized numerical control (CNC) machining and software for computer-aided design and computer-aided manufacturing (CAD/CAM), developed and produced by the Company and a consolidated company and other products for educational institutions in Israel and abroad and marketed to dealers representing the Company and directly to institutions, including supply centers of the Israeli Ministry of Education, as well as the e-learning activity.

Segment of motion control products (“Segment B”) – this segment includes the development and sale of innovative industrial technologies in the motion control industry. These products are developed and marketed by a proportionately consolidated company.

Business development segment (“Segment C”) – this segment includes R&D and other expenses in MemCall.

		(c)	As at the first quarter of 2003 the Company include the result from its building ownership activities in Segment A (previously included in Segment D of the financial statement as of December 31, 2002).

	2.	Information regarding reportable profit and assets

(a)	Measurement of income and assets of the operational segments:

The measurement of income and assets of the reportable operational segments is made on the basis of the same accounting rules applied in preparing these financial statements, as detailed in the note dealing with accounting policies.

Sales between segments are made on the basis of market prices. The segments’ income reflects the profit after taxes, and includes all that segments’ income and expenses.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 21 -	FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND GEOGRAPHICAL AREAS (cont.’)

A.	Sales by Commercial Segments (cont.’)

	2.	Information regarding reportable profit and assets (cont.’)

		(b)	Financial data regarding the reportable operational segments:
	Consolidated
	Segment A	Segment B	Segment C	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Year ended December 31, 2003
Revenues from customers	49,155	6,961	-	-	56,116
Inter-segment revenues	-	110	-	(110)	-

Revenues	49,155	7,071	-	(110)	56,116

Financing income (expenses), net	(3,249)	(403)	(131)	-	(3,783)

Depreciation and amortization	(2,138)	(161)	(298)	-	(2,597)

Segment loss	(10,649)	(1,752)	(5,482)	(110)	(17,993)

Assets (at end of year)	36,961	962	300	-	38,223

Acquisition of fixed assets	948	112	15	-	1,075

	Consolidated
	Segment A	Segment B	Segment C	Adjustment	Total
	U.S.$ (K) *	U.S.$ (K) *	U.S.$ (K) *	U.S.$ (K) *	U.S.$ (K) *
Year ended December 31, 2003
Revenues from customers	11,225	1,590	-	-	12,815
Inter-segment revenues	-	25	-	(25)	-

Revenues	11,225	1,615	-	(25)	12,815

Financing income (expenses), net	(742)	(92)	(30)	-	(864)

Depreciation and amortization	(489)	(37)	(68)	-	(594)

Segment loss	(2,432)	(400)	(1,252)	(25)	(4,109)

Assets (at end of year)	8,442	220	69	-	8,731

Acquisition of fixed assets	216	26	3	-	245

	Consolidated
	Segment A	Segment B	Segment C	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Year ended December 31, 2002
Revenues from customers	76,511	9,648	-	-	86,159
Inter-segment revenues	-	166	-	(166)	-

Revenues	76,511	9,814	-	(166)	86,159

Financing income (expenses), net	(1,650)	248	-	-	(1,402)

Depreciation and amortization	(2,247)	(154)	(284)	-	(2,685)

Segment income (loss)	9,288	1,632	(7,445)	(166)	3,309

Assets (at end of year)	38,477	1,019	571	-	40,067

Acquisition of fixed assets	1,869	111	191	-	2,171

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 21 - FINANCIAL DATA REGARDING SEGMENTS ACCORDING TO COMMERCIAL AND
GEOGRAPHICAL AREAS (cont.’)

B.	Financial Data by Geographical Areas

Revenues by geographical areas:

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

North America	5,609	24,562	37,311	39,767	5,574	7,321	7,082
Israel	1,866	8,170	9,445	16,766	871	1,666	3,331
Far East	2,051	8,983	16,078	21,873	2,667	6,430	5,205
Europe	1,253	5,487	2,028	2,353	5,144	4,101	2,353
South America	845	3,699	10,129	4,589	3,699	10,129	4,589
Others	1,191	5,215	11,168	593	5,214	9,164	1,377

Total	12,815	56,116	86,159	85,941	23,169	38,811	23,937

Investments and fixed assets – by geographical areas

	Consolidated			Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2003	2002
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)
Israel	8,229	36,031	37,915	34,587	35,992
U.S.A	502	2,192	2,152	-	-

	8,731	38,223	40,067	34,587	35,992

NOTE 22 - INCOME

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Production operations	9,690	42,433	68,129	65,590	22,757	38,481	22,825
Trade activities	1,636	7,166	8,217	14,544	-	-	-
Management fees	47	206	166	555	412	330	1,112
Development services and
royalties	1,442	6,311	9,647	5,252	-	-	-

	12,815	56,116	86,159	85,941	23,169	38,811	23,937

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 23 - COST OF REVENUES

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

A. Manufacturing Operations

Materials consumed	2,865	12,548	22,188	26,228	4,524	7,891	4,833
Payroll and related expenses	2,357	10,321	10,888	7,801	6,141	5,801	3,322
Subcontractors	454	1,986	2,629	1,450	1,946	2,841	1,450
Others	1,092	4,783	4,883	3,715	2,774	2,171	1,783
Depreciation and amortization	75	330	478	484	203	231	306
Decrease (increase) in inventories
of work-in-process	41	181	(444)	631	181	(444)	631
Decrease (increase) in finished
products	(296)	(1,298)	(3,103)	1,898	(1,211)	517	590

	6,588	28,851	37,519	42,207	14,558	19,008	12,915

B. Commercial Operations

Goods purchased	549	2,406	2,762	7,701	-	-	-
Decrease (increase) in commercial
goods inventories	72	315	(8)	244	-	-	-

	621	2,721	2,754	7,945	-	-	-

C. Development services and Royalties

Payroll and related expenses	138	604	615	932	-	-	-
Depreciation and amortization	3	11	17	26	-	-	-
Others	94	411	507	183	-	-	-

	235	1,026	1,139	1,141	-	-	-

	7,444	32,528	41,412	51,293	14,558	19,008	12,915

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 24 - ADDITIONAL DATA RELATING TO STATEMENTS OF OPERATIONS

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

A. Research and Development Costs, Net
Research and development expenses	3,049	13,352	15,775	12,338	4,765	3,004	3,739
Less grants	(160)	(701)	(3,020)	-	-	-	-

	2,889	12,651	12,755	12,338	4,765	3,004	3,739

B. Marketing and Sales Expenses
Payroll and related expenses	1,861	8,150	7,347	9,839	3,133	2,337	2,153
Advertising and trade shows	195	854	1,485	1,572	341	24	43
Depreciation and amortization	59	258	539	887	150	202	238
Others	768	3,360	4,869	3,533	1,662	968	942

	2,883	12,622	14,240	15,831	5,286	3,531	3,376

C. Administrative and General Expenses
Payroll and related expenses	1,496	6,551	8,049	6,814	2,673	4,219	6,348
Depreciation and amortization	110	480	393	704	159	186	160
Doubtful debts	110	480	178	101	155	70	9
Others	1,611	7,058	5,010	4,982	3,672	2,948	919

	3,327	14,569	13,630	12,601	6,659	7,423	7,436

D. Financial Income (Expenses), Net
Income (expenses) due from long-term
debts	(20)	(88)	326	306	107	221	3,083
Income (expenses) due from
short-term credit	(844)	(3,695)	(1,728)	1,619	(3,750)	(2,326)	(62)

	(864)	(3,783)	(1,402)	1,925	(3,643)	(2,105)	3,021

E. Other Income (Expenses)
Income from building rental, net	462	2,022	1,474	2,569	2,700	2,296	2,655
Profit (loss) from negotiable
securities	(35)	(152)	166	131	(152)	(166)	82
Income (loss) from disposals of
fixed assets and sale of know-how	37	162	-	3	251	-	-

	464	2,032	1,640	2,703	2,799	2,130	2,737

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 25 - TAXES ON INCOME

A.	The Company and its consolidated companies reports on their income for tax purposes according to the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985, whereby taxable income is measured in NIS adjusted for the changes in the Israeli CPI
In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if the Israeli CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

The tax liability for 2003 is computed according to the law, while taking into account the decrease in the Israeli CPI in that year.

B.	Composition of Tax Expense

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2001
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Current taxes	-	-	859	955	-	-	521
Deferred taxes	101	444	101	(67)	350	-	2
Previous year taxes	(120)	(526)	91	-	(392)	-	-

	(19)	(82)	1,051	888	(42)	-	523

C.	Changes in Deferred Taxes:

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2003	2002	2003	2003	2002
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Short-term deferred taxes	46	201	(100)	301	-	-	-
Long-term deferred taxes	95	415	(344)	759	-	(350)	350

	141	616	(444)	1,060	-	(350)	350
Tax advances	156	682	-	456	527	-	304

	297	1,298	(444)	1,516	527	(350)	654

(*) Convenience translation into U.S.$.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 25 - TAXES ON INCOME (cont.’)

D.	Below is a reconciliation between the theoretical tax expense (the regular tax rates applied to the reported income before tax) and the tax expense for the Group:

	Consolidated				Company
	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31	Year ended December, 31
	2003	2003	2002	2001	2003	2002	2002
	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Income (loss) before taxes	(4,103)	(18,075)	4,360	(1,494)	(8,943)	5,870	(2,229)
Statutory tax rate	36%	36%	36%	36%	36%	36%	36%

Theoretical tax	(1,477)	(6,507)	1,570	(538)	(3,219)	2,112	(801)

Increase (decrease) in tax due to:
Losses utilized during previous years	-	-	(3,043)	(430)	-	(2,218)	-
Permanent differences and other	79	345	283	11	271	194	(11)
Previous years taxes	(120)	(526)	91	(801)	(392)	-	-
Losses in respect of which no tax
benefits were recorded	1,499	6,606	2,690	2,646	3,298	(88)	1,335
Tax benefits from an approved enterprise	-	-	(540)	-	-	-	-

	1,458	6,425	(519)	1,426	3,177	(2,112)	1,324

Taxes on income	(19)	(82)	1,051	888	(42)	-	523

(*) Convenience translation into U.S.$

E.	Tax rates at which the taxes were calculated:

Current taxes 22% - 36% Deferred taxes 36%

In a proportionately consolidated company, the tax rate that was taken into account for the calculation of deferred taxes was 22%, which is the weighted tax rate that is expected to apply upon utilization of the benefits due to the “approved enterprise” (See note 25G).

The Company and consolidated companies have carry forward tax losses, which can be utilized in 2003 amounting to approximately NIS 8 million and NIS 24 million, respectively.
The Company’s U.S.- based consolidated company carry forward loss that can be utilized between 2005 and 2018.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)
NOTE 25 - TAXES ON INCOME (cont.’)

F.	Certain investments in fixed assets made by proportionally consolidated company have been granted an “approved enterprise” status subject to the law. The Company chose the alternative income course, accordingly income from the “approved enterprise” will be exempt from taxes for two years after which a reduced tax rate of 20% will be enacted for the remaining benefit period. The benefit period is a 10 year period beginning in the year in which the company first generates taxable income and contingent to a time period limitation as stated in the law. These benefits are contingent on an investment by foreigners of at least 50%. The program was enacted in 2000 and accordingly the benefit period is expected to end in 2009. Dividends distributed from “approved enterprise” income will be liable for a 15% corporate tax rate. If the company should distribute dividends from exempt income, at 20% tax rate will be withheld of the amount distributed (see note 2 M). The above mentioned benefits are contingent on the company meeting the terms of the law and regulations and an authorization letter according to which the company invested in an “approved enterprise”. Non - fulfillment of these terms may lead to the cancellation of some or all of the above mentioned befits and a demand for the repayment of certain amounts including interest.

G.	Tax Benefits as an “Industrial Company”

The Company is an “Industrial Company”, as defined by the Law for the Encouragement of Industry (Taxation) 1969 and, as such, is entitled to certain the benefits, mainly accelerated depreciation and the right claim expenses and amortization of intangible rights.

H.	Final tax assessments

The Company and its consolidated companies have final tax assessments under the Law up to and including the tax year 1998.
A proportionately consolidated company has been issued final tax assessments up to and including the 1999 tax year.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Iin Thousands NIS)

NOTE 26 - EXTRACT OF THE COMPANY’S FINANCIAL STATEMENTS IN NOMINAL TERMS

A.	Balance Sheets

	December 31,
	2003	2002
	NIS (K)	NIS (K)
Current Assets

Cash and cash equivalents	9,460	16,525
Short-term investments	-	498
Trade receivables	2,764	6,613
Other receivables and debit balances	1,487	1,949
Inventories	4,974	4,390

	18,685	29,795

Long-term investments

Investments in investee and other companies	20,442	29,307
Surplus deposits in a provident fund	81	-

	20,523	29,307

Fixed Assets	29,156	30,508

Other assets	531	566

	68,895	90,356

Current Liabilities

Credit from banks	13,606	12,763
Trade payables	2,348	3,897
Other payables and credit balances	10,191	8,198

	26,145	24,858

Long-Term Liabilities

Long-term bank loans	17,516	21,269
Liability for termination of employee/employer relationship	-	645

	17,516	21,914

Shareholders’ Equity

Share capital and capital reserves	28,679	29,202
Accumulated earnings (defict)	(2,500)	15,327

	26,179	44,529
Treasury stock	(945)	(945)

	25,234	43,584

	68,895	90,356

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Iin Thousands NIS)

NOTE 27 - EXTRACT OF THE COMPANY’S FINANCIAL STATEMENTS IN NOMINAL TERMS (cont.')

B.	Statements of Operations

	For the year ended December 31,
	2003	2002	2001
	NIS (K)	NIS (K)	NIS (K)

Revenues	23,485	39,388	22,864
Cost of revenues	14,769	19,193	12,150

Gross profit	8,716	20,195	10,714

Operating Expenses

Research and development expenses, net	4,840	3,038	3,549
Marketing and selling expenses	5,356	3,554	3,203
Administrative and general expenses	6,763	7,396	7,089

	16,959	13,988	13,841

Operating Income (Loss)	(8,243)	6,207	(3,127)

Financing (expenses) income, net	(3,562)	(1,771)	3,044
Other income	2,965	2,372	2,708

Income (loss) before taxes	(8,840)	6,808	2,625
Taxes on income	(42)	-	500

Income (loss) before Company’s share in results of Investee
companies	(8,798)	6,808	2,125
Company’s share in loss of Investee companies	9,029	2,397	5,004

Net income (loss)	(17,827)	4,411	(2,879)

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Iin Thousands NIS)

NOTE 27 - EXTRACT OF THE COMPANY’S FINANCIAL STATEMENTS IN NOMINAL TERMS (cont.')

C.	Statement of Changes in Shareholders’ Equity

	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Loans guaranteed by Company’s shares	Retained Earnings (loss)	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
Balance at January 1, 2001	10,697,631	5,598	21,417	1,842	-	(2,065)	13,795	40,587

Exercise of options	30,200	17	55	-	-	-	-	72
Repayment of loan to purchase shares	-	-	146	-	-	1,120	-	1,266
Net loss	-	-	-	-	-	-	(2,879)	(2,879)

Balance at December 31, 2001	10,727,831	5,615	21,618	1,842	-	(945)	10,916	39,046

Exercise of options	3,000	1	4	-	-	-	-	5
Adjustment on translation of financial
statements of an autonomous
consolidated company	-	-	-	-	122	-	-	122
Net income	-	-	-	-	-	-	4,411	4,411

Balance at December 31, 2002	10,730,831	5,616	21,622	1,842	122	(945)	15,327	43,584

Exercise of options	13,200	7	19	-	-	-	-	26
Adjustment on translation of financial
statements of an autonomous
consolidated company	-	-	-	-	(549)	-	-	(549)
Net loss	-	-	-	-	-	-	(17,827)	(17,827)

Balance at December 31, 2003	10,744,031	5,623	21,641	1,842	(427)	(945)	(2,500)	25,234

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE
CONSOLIDATED STATEMENTS

The significant differences between the Israeli GAAP and the U.S. GAAP relate primarily to the following matters:

A.	Proportional Consolidation

According to Israeli GAAP, an investment in jointly held investee companies is presented according to the proportionate consolidation method. However, according to U.S. GAAP, such an investment is presented according to the equity method

B.	Presentation of liability for termination of employee/employer relationship

According to the rules of generally accepted accounting principles in Israel, the sum of a funded provision in a provident fund is deducted from the related liability. Under U.S. GAAP, the offsetting of assets and liabilities in these circumstances is not acceptable.

C.	Depreciation of goodwill

Following are the effects of the differences on the financial statements:

	December 31, 2003				December 31, 2002
	Financial Statements	Effect of Partial Consolidation	According to Equity Method	According to Equity Method	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *	NIS (K)	NIS (K)	NIS (K)

Balance Sheet

Current assets	43,990	(11,778)	32,212	7,357	62,547	(12,268)	50,279
Fixed assets	38,233	(961)	37,272	8,512	40,067	(1,019)	39,048
Long-term investment	96	10,290	10,386	2,353	108	13,315	13,423
Other assets	428	108	536	122	675	-	675
Long term deferred taxes	1,097	(415)	682	156	759	(414)	345
Current liabilities	35,680	(3,441)	32,239	7,362	33,313	(3,374)	29,939
Non-current liabilities	17,716	577	18,293	4,159	21,855	2,994	24,849

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE
CONSOLIDATED STATEMENTS (cont.')

	December 31, 2003
	Financial Statements	Effect of Partial Consolidation	According to Equity Method	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *

Profit and Loss
Revenues	56,116	(6,960)	49,156	11,225
Gross profit	23,518	(4,182)	19,336	4,416
Income (loss) from operations	(16,324)	657	(15,667)	(3,578)

Cash Flows
Current operations	(9,217)	2,729	(6,488)	(1,482)
Investment operations	(357)	104	(253)	(58)
Financing operations	174	-	174	40

	December 31, 2002
	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)
Profit and Loss

Revenues	86,159	(9,488)	76,671
Gross profit	44,747	(7,836)	36,911
Income (loss) from operations	4,122	(3,603)	519

Cash Flows
Current operations	13,383	(4,195)	9,188
Investment operations	(748)	32	(716)
Financing operations	428	(244)	184

	December 31, 2001
	Financial Statements	Effect of Partial Consolidation	According to Equity Method
	NIS (K)	NIS (K)	NIS (K)
Profit and Loss
Revenues	85,941	(16,670)	69,271
Gross profit	34,648	(5,507)	29,141
Loss from operations	(6,122)	(2,826)	(8,948)

Cash Flows
Current operations
Investment operations	(4,424)	543	(3,881)
Financing operations	(5,244)	262	(4,982)
	5,616	(305)	5,311

(*) Convenience translation into U.S.$

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

NOTE 28 - EFFECT OF VARIANCES BETWEEN ISRAELI GAAP AND U.S. GAAP IN THE
CONSOLIDATED STATEMENTS (cont.')

D.	Proforma Information with Regard to the Effect of FAS-123

Following is the proforma data of the net income and basic income per share had the company chosen to apply FAS 123 and calculated the cost of the benefits of the stock option plan to the employees according to their fair value.

	Financial Statements	Effect of FAS 123	Pro-forma	Pro-forma
	NIS (K)	NIS (K)	NIS (K)	U.S.$ (K) *
Net loss	17,993	352	18,345	4,189

Net loss per share	1.67	0.03	1.71	0.39

According to the rules set forth in FAS 123, the fair value of the options is calculated at presentation date according to the Black & Scholes Option Pricing Model. The assumptions used are:

1.	Expected life length of the options – 4 years.
2.	Expected dividend distribution rate – 0%.
3.	Expected standard deviation – 110%.
4.	No-risk interest rate – 2%.

RoboGroup T.E.K. Ltd.
Notes to Financial Statements (Adjusted NIS in Thousands, to December 2003)

Appendix to Financial Statements

Consolidated Companies, Wholly Owned and Controlled

Name of Company	%	Principal Activity

Consolidated Companies, Wholly Owned and Controlled
Intelitek Inc.	100	Marketing, technical support and maintenance of the Company’s products and manufacture and development of computerized numerical control (CNC) machining for training and industry, and software for computer-aided design and computer-aided manufacturing (CAD/CAM), under the name of Light Machine Corp. in North America.
Robotec Technologies Ltd.	100	Marketing, installing and maintaining the Company’s products and science and technology products in Israel, and supplying products and solutions to kindergartens, schools, universities and other educational institutes.
Eshed Robotec BV.	100	Management of investments in new activities.
Inteliek Traning Systems (1989) Ltd.(Formaly Sim Lev Ltd.)	100	Development of software for instruction on PLCs (Programmable Logic Controllers)
Robotec Industries Ltd.	100	Dormant
Computras Computerized Training Systems Ltd.	100	Design, development, manufacturing and marketing of learning modules and software.
Computras Marketing Training Systems Equipment (1988) Ltd.	100	Marketing learning modules and software for computerizing schools and educational institutions until 2002. Since then, the company has been inactive.
Burelco N.V	100	Holding company
MemCall Inc., MemCall LLC	78	Development of a technology for speeding up the location and retrieval of information in computers and communication networks.
MemCall Ltd.	78	Development of a technology for speeding up the location and retrieval of information in computers and communication networks.

Proportional consolidated company
Yaskawa Eshed Technology Ltd. YET U.S. Inc.	50	Development and manufacture of motion control systems and robotics.

25% Owned Companies
SwapStation.com NV		Dormant